Exhibit 99.77(d)

ITEM 77D - Policies with Respect to Security Investments

1)             On March 12, 2015, the Board of Directors approved revisions to Voya Money Market Fund’s non-fundamental investment restrictions to allow the Fund to invest more than 25% of its total assets in securities on obligations of foreign issuers effective March 20, 2015. The Fund’s non-fundamental investment restriction was deleted and replaced with the following:

The Fund may:

1)	only purchase foreign securities or obligations of foreign issuers, including marketable securities of, or guaranteed by, foreign governments (or any instrumentality or subdivision thereof) that are U.S. Dollar-denominated.